United States securities and exchange commission logo





                             February 22, 2023

       Hugh Gallagher
       Chief Financial Officer
       Marathon Digital Holdings, Inc.
       1180 North Town Center Drive, Suite 100
       Las Vegas, NV 89144

                                                        Re: Marathon Digital
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            File No. 001-36555

       Dear Hugh Gallagher:

              We have reviewed your December 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 11, 2022 letter.

       Form 10-Q for the quarterly period ended September 30, 2022

       Notes to Consolidated Condensed Financial Statements
       Note 1 - Organization and Description of Business
       Reclassifications, page 7

   1. We note your disclosure that realized gain on sale of digital currencies have now been reclassified as other
non-operating income. Please revise such classification, consistent with your response to
prior comment 1 in your letter dated August 1, 2022 indicating you would present realized
gain on the sale of digital currencies as a component of income or loss from operations on
a prospective basis with prior comparative periods reclassified.
 Hugh Gallagher
FirstName LastNameHugh
Marathon Digital Holdings,Gallagher
                          Inc.
Comapany22,
February  NameMarathon
            2023          Digital Holdings, Inc.
February
Page 2 22, 2023 Page 2
FirstName LastName
Digital Currencies, Digital currencies, restricted and Digital currencies loaned, page 8

2. We note your response to prior comment 4. We note that impairment exists whenever carrying value exceeds fair value. Given the significant intraday volatility that has occurred in historical periods, it does not appear that your accounting convention complies with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value. Please revise.
Digital Currencies Held in Fund, page 9

3. We continue to consider your response to prior comments 6, 11, 12, and 13 and may have further comment.
Investments, page 9

4. We note your expanded disclosure in response to prior comment 8. Revise to also address how you account for your $35.5 million investment in Auradine, Inc. preferred stock, including the basis for the classification and the initial and subsequent measurement.
Note 3 - Revenues from Contracts with Customers, page 11

5. As we continue to evaluate your accounting policy disclosure for your Participant, Private
         Pool Participant, and Operator revenue streams, please further revise your revenue recognition policy disclosure to ensure the following items are succinctly articulated:

                How you determine when a contract exists, including what consideration was given to whether the contracts are terminable by either party at any time without compensation;

                The nature of your performance obligations, ensuring consistent references to computing power and transaction verification services;

                How the transaction price is determined, including when you measure noncash consideration. In this regard, you disclose that it is measured at contract inception, but we also note your disclosures that it is determined using the daily closing rate.
              Please also clarify any reference to consideration as variable if it is known at contract inception;

                Whether your conclusion that the accounting convention for measuring noncash consideration is not materially different is based on the volatility of bitcoin on the day it is measured or for purposes of financial reporting; and

                Disclose the amount of revenue recognized from each of your types of arrangements in each of the periods presented.
 Hugh Gallagher
FirstName LastNameHugh
Marathon Digital Holdings,Gallagher
                          Inc.
Comapany22,
February  NameMarathon
            2023          Digital Holdings, Inc.
February
Page 3 22, 2023 Page 3
FirstName LastName
6. In order to help us to continue to evaluate your accounting policy for your participation in third party bitcoin mining pools, please address the following:

         a) Clarify for us whether your contracts with third party bitcoin mining pool operators are terminable by either party at any time without compensating the other party for the termination (that is, other than paying amounts due as a result of goods or services transferred up to the termination date).

         b) Clarify for us whether you are only entitled to consideration for computing power provided for the successful placement of a block on the bitcoin blockchain by the third party and that you are not entitled to any compensation for computing power provided for unsuccessful attempts to place a block on the bitcoin blockchain by the third party.

         c) Provide your materiality analysis for the difference between your accounting convention for measuring noncash consideration received for your third party pool participation for each quarterly and year-to-date period through December 31, 2022.
7. In order to help us continue to evaluate your accounting policy for your role as a pool operator, please address the following:

         a) Confirm for us whether the specified good or service being received by the bitcoin blockchain is the successful placement of a block on the bitcoin blockchain (i.e., transaction verification services).

         b) Supplement your ASC 606 control analysis to evaluate control over the placement/broadcasting of a block on the bitcoin blockchain assuming participation by the mine pool participant. In your analysis, clarify how an individual mine pool participant could exercise control over the transaction verification service on behalf of the pool.

         c) Clarify the role of individual miners that participated in your pool. In your reply, clarify whether an individual miner created and proposed individual blocks to be broadcast to the bitcoin blockchain (and if so, how they were able to do so) or alternatively, whether they directed their computing power to specific nonce ranges.

         d) Clarify the material terms of the software license and whether that license conveyed control to an individual miner over the mining server used by the company to establish and maintain its node.

         e) Clarify for us the nature of your relationship with and the role of NYDIG in your bitcoin mining pool and in the node you operated. We note that you refer to NYDIG as a custodian.

         f) Provide your materiality analysis of the fair value of the pro rata block reward and transaction fee payment attributable to each third-party pool participant for each quarterly and year-to-date period in which third parties participated in your mining pool.
 Hugh Gallagher
FirstName LastNameHugh
Marathon Digital Holdings,Gallagher
                          Inc.
Comapany22,
February  NameMarathon
            2023          Digital Holdings, Inc.
February
Page 4 22, 2023 Page 4
FirstName LastName
8. In response to prior comment 20, you indicate that you provided computing power to the third party pool operator in your capacity as a pool participant in
the third party   s bitcoin
         mining pool. Please explain the differences in the facts and circumstances of the
         Marapool bitcoin mining pool the Company operated that leads you to believe that the
         Marapool pool participants provide transaction verification services to the bitcoin blockchain, as noted from your response to prior comment 18, rather than computing power to the Company, as pool operator of Marapool.
Note 9 - Debt, page 17

9.       We note that the interest rate of the RLOC is based, in part, on Loan
to Value (   LTV   )
         Ratio. Tell us what consideration you gave to separately accounting for any embedded derivative related to the interest rate. Refer to ASC 815-15. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
22

10. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.
11. We note that you own crypto assets and certain of these crypto assets may serve as collateral for loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. Identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.
12. If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

                Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
                Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
                Have the crypto assets of their customers unaccounted for.
                Have experienced material corporate compliance failures. Significant developments for the three-month period ended September 30, 2022, page 23

13. We note your discussion of the impact of the Compute North Bankruptcy. To the extent material, also discuss how the bankruptcies of FTX and BlockFi, as well as any other crypto asset companies, and the downstream effects of those bankruptcies have impacted
 Hugh Gallagher
Marathon Digital Holdings, Inc.
February 22, 2023
Page 5
         or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.
14. We note that, in early July 2022, the Company expanded certain hosting arrangements with Compute North. We further note from your Q2 2022 earnings call that under the renegotiated contract, you now have the ability to control when the miners will be curtailed and can benefit from selling energy back to the grid. Please provide us with a detailed accounting analysis of whether the revised agreement with Compute North, LLC is or contains a lease under ASC 842. Also address the energy agreements as part of your analysis.
15. Please provide us with a detailed accounting analysis of whether the hosting agreement with Applied Blockchain is or contains a lease under ASC 842.
Risk Factors, page 34

16. Describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets. Identify any material concentrations of risk and quantify any material exposures.
17. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
18. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
19. Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.
20.    Describe any material risks related to safeguarding your or your
affiliates    crypto assets.
       Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.
FirstName LastNameHugh Gallagher
21. To the extent material, describe any gaps your board or management have identified with
Comapany   NameMarathon
       respect               Digital processes
               to risk management    Holdings, and
                                               Inc.policies in light of current
crypto asset market
       conditions
February  22, 2023asPage
                      well5as any changes they have made to address those gaps. FirstName LastName
 Hugh Gallagher
FirstName LastNameHugh
Marathon Digital Holdings,Gallagher
                          Inc.
Comapany22,
February  NameMarathon
            2023          Digital Holdings, Inc.
February
Page 6 22, 2023 Page 6
FirstName LastName
22. Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.
23. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

                Risk from depreciation in your stock price.
                Financing risk, including equity and debt financing.
                Risk of increased losses or impairments in your investments or other assets.
                Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
                Risks from price declines or price volatility of crypto assets.
24. We note the recent enactment of legislation in New York establishing a two-year moratorium on issuing permits for certain cryptocurrency mining operations that use carbon-based power sources. Although you do not operate in New York, discuss the possibility of similar laws being enacted in jurisdictions that you do operate in.
Form 10-K for the Fiscal Year Ended December 31, 2021
Notes to Consolidated Financial Statements
Note 1 - Organization and Description of Business
Organization, page F-8

25. We do not believe that your response to prior comment 1 provides a sufficient basis to
         support the Company   s conclusion that it does not transfer control
of the bitcoin it loaned.
         We observe that the nature of the Company   s bitcoin lending
arrangements is different
         than that of a repurchase agreement as described in ASC 606-10-55-68. We further
         observe that, based on the Company   s analysis and representation of
the facts, the
         borrower of the Company   s bitcoin could deploy the bitcoin at its
discretion, bore the risk
         of loss or theft of those bitcoin, and otherwise had the ability to direct the use of the bitcoin transferred to it under such a lending arrangement. As such, please tell us whether you considered derecognizing the bitcoin lent and concurrently recognizing a receivable
         reflective of the Company   s right to receive bitcoin from the
borrower. We note such
         accounting may be appropriate based on your facts and circumstances. We further note that such receivable may be measured at the fair value of the lent bitcoin, both initially and at subsequent reporting dates and that such accounting may include a separately recognized allowance for expected credit losses under the principles of ASC Topic 326
         that incorporates forecasts reflecting the Company   s expectation of
credit losses on such
         receivable.
 Hugh Gallagher
FirstName LastNameHugh
Marathon Digital Holdings,Gallagher
                          Inc.
Comapany22,
February  NameMarathon
            2023          Digital Holdings, Inc.
February
Page 7 22, 2023 Page 7
FirstName LastName
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Jolie Kahn